

Mail Stop 7010

October 22, 2008

Mr. Andrew Limpert
Secretary
The Flooring Zone, Inc.
1245 Brickyard Road, Suite 590
Salt Lake City, UT 84106

> **RE:** **Form 8-K Item 4.01 filed October 14, 2008**
> **Form 8-K/A Item 4.01 filed October 21, 2008**
> **File #0-52376**

Dear Mr. Limpert:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant